SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION


                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X] Preliminary proxy statement.

[ ] Confidential, for use of the Commission only (as permitted by Rule
    14a-6(e)(2)).

[  ] Definitive proxy statement.

[  ] Definitive additional materials.

[ ] Soliciting material under Rule 14a-12.

                          FIRST AVIATION SERVICES, INC.
         --------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)


                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                       WYNNEFIELD CAPITAL MANAGEMENT, LLC
                            WYNNEFIELD CAPITAL, INC.
                                   NELSON OBUS
                                JOSHUA H. LANDES
--------------------------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement if Other Than the
                                   Registrant)


Payment of filing fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1) Title of each class of securities to which transaction applies:

      (2) Aggregate number of securities to which transaction applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      (4) Proposed maximum aggregate value of transaction:

      (5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1) Amount Previously Paid:

      (2) Form, Schedule or Registration Statement No.:

      (3) Filing Party:

      (4) Date Filed:

                          FIRST AVIATION SERVICES, INC.
--------------------------------------------------------------------------------

                       2003 ANNUAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

                     PROXY STATEMENT OF THE WYNNEFIELD GROUP
--------------------------------------------------------------------------------

                                IN OPPOSITION TO
                 THE MANAGEMENT OF FIRST AVIATION SERVICES, INC.
--------------------------------------------------------------------------------

                     WHY YOU WERE SENT THIS PROXY STATEMENT

This Proxy Statement and accompanying BLUE proxy card are being furnished to holders (the "Shareholders") of the common stock, par value $.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies (the "Proxy
Solicitation") by The Wynnefield Group ("the Group," "we" or "us"). The Company's 2003 Annual Meeting of Shareholders (the "Annual Meeting") will be held at the offices of Aerospace Products International, Inc., 3778 Distriplex Drive North, Memphis, Tennessee 38118, on Tuesday, June 10, 2003, at 9:30 a.m., CDT. Shareholders who owned the Common Stock on the close of business on May 9, 2003 (the "Annual Meeting Record Date"), will be entitled to vote at the Annual Meeting. The Company's principal executive offices are located at 15 Riverside Avenue, Westport, Connecticut 06880.


This Proxy Statement and BLUE proxy card are being first mailed or furnished to Shareholders on or about June ___, 2003.


At the Annual Meeting, the Company is seeking (1) the election of two directors for a term expiring at the Annual Meeting in the year 2006, (2) the ratification of the appointment of Ernst & Young LLP as independent auditors, and (3) an amendment to the First Aviation Services, Inc., Stock Incentive Plan (the "Company's Stock Incentive Plan").


The Wynnefield Group, members of which own, as of the date of this Proxy Statement, an aggregate of 2,160,944 shares of Common Stock, is the Company's largest outside Shareholder, holding 29.8 percent of the outstanding Common Stock. We seek to elect one candidate, Nelson Obus (the "Group Nominee"), to the Board. The Wynnefield Group is soliciting the votes of other Shareholders in favor of the election of the Group Nominee. Our solicitation of votes is in opposition to the persons nominated for election by management. However, as we are nominating only one person for election as a director and there are two open positions, the BLUE proxy card may be voted for only one nominee and at least one of management's nominees will be elected as a director of the Company.


We believe the election of the Group Nominee will send a strong message to the Company and to management. We also believe that if the Group Nominee is elected to the Board, he will be able to encourage the Company to take steps to increase shareholder value and to monitor closely management's progress with respect to enhancing shareholder value. There can be no assurance, however, that the election of the Group Nominee will result in maximizing shareholder value.


The Wynnefield Group consists of Wynnefield Partners Small Cap Value, L.P., a Delaware limited partnership ("Wynnefield Partners LP"); Wynnefield Partners Small Cap Value, L.P. I, a Delaware limited partnership ("Wynnefield Partners LP I"); Wynnefield Small Cap Value Offshore Fund, Ltd., a private investment company organized under the laws of the Cayman Islands ("Wynnefield Value Fund"); Wynnefield Capital Management, LLC, a New York limited liability company that is the general partner of Wynnefield Partners LP and Wynnefield Partners LP I ("WCM"); Wynnefield Capital, Inc., a Delaware corporation ("WCI") that is the sole investment manager of Wynnefield Value Fund; Joshua H. Landes, as vice president of WCI and co-managing member of WCM; and Nelson Obus, individually and as president of WCI and co-managing member of WCM. Additional information concerning The Wynnefield Group is set forth under the heading "Certain Information Regarding the Participants."


Remember, your latest dated proxy is the one that counts, so return the BLUE proxy card even if you previously delivered a proxy to the Company. We urge you not to return any proxy card sent to you by the Company. Please note, however, that if you sign and return our BLUE proxy card, you will not have an opportunity to vote for either management nominee and will be precluded from voting for any nominee to one of the two positions up for election on the Company's Board.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only that brokerage firm, bank, or nominee can vote your shares and then only upon receipt of your specific instructions. Accordingly, please return the BLUE proxy card in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for your shares to be voted for the Group Nominee.

If your shares are registered in more than one name, the BLUE proxy card should be signed by all the registered owners to ensure that all shares are voted for the Group Nominee.

Please refer to the Company's proxy statement, mailed to Shareholders on or about May 15, 2003, for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify or approve each proposal and to elect the directors, the background of the Company's nominees for the Board, information about the Company's officers and directors, including compensation, information about the ratification of the appointment of Ernst & Young LLP as independent auditors, information about the Company's Stock Incentive Plan and the proposed amendment thereto, stock price performance, and the date by which Shareholders must submit proposals for inclusion in the proxy statement for the 2004 Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if your shares have been sold after that date. According to the Company's proxy statement for the Annual Meeting, 7,251,370 shares of Common Stock were outstanding as of the Annual Meeting Record Date. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call Nelson Obus at (212) 760-0134.

           WHY THE WYNNEFIELD GROUP IS NOMINATING A DIRECTOR CANDIDATE


Members of the Group, like many other long-term Shareholders of the Company, have sustained significant losses from their investment in the Company. In our opinion, the Company's failure, described below, to execute its original business plan or an alternative business plan that generates consistent profits has led to the depressed price of the Company's Common Stock. At April 30, 2003, the end of the first quarter of the Company's current fiscal year, the closing price of the Common Stock was $3.30 per share. Based on data appearing in the Company's press release announcing financial results for that quarter, net/net working capital per share ((current assets minus total liabilities) divided by outstanding shares) was $4.55 and book value per share ((total assets minus total liabilities) divided by outstanding shares) was $5.01 on April 30, 2003. The price of the Common Stock therefore represented only 73 percent of net/net working capital per share and only 66 percent of book value per share at the close of the first quarter of this fiscal year. Although many factors may impact stock price, including the fact that the Group and management together own approximately 80 percent of the Common Stock, in our opinion the stock price indicates that the Company is worth more liquidated than as an operating company.

We believe the depressed stock price demonstrates that outside Shareholders need management to develop a viable path to value, such as seeking a merger partner, taking the Company private, or developing an executable business plan that generates consistent profits. Since 1999, Wynnefield, as a 30 percent Shareholder, has offered to provide board representation to assist the Company in developing such a strategy or a business model that could lead to consistent growth and profitability. Because the Company has repeatedly declined to include us formally in the decision-making process by offering us a Board seat, the Group believes it has no choice but to nominate a director candidate in opposition to management.


Losing Investment


Members of the Group first invested in the Company in 1997 at prices as high as $10.25 per share. In fiscal 1999 through 2003, the stock traded at prices ranging from a high of $7.25 to a low of $3.09 per share. In March and April of this year, the stock often traded below $3 per share (or $4 per share adjusted for the $1 dividend per share paid by the Company in January 2003). Such a stock price represents a substantial discount from book value and net/net working capital.

Fourth quarter results for the fiscal year ended January 31, 2003, appeared to us discouraging. After showing income (loss) from continuing operations of $78,000, ($145,000), and $121,000 for the first three quarters of fiscal 2003, the Company lost $1,260,000 in the fourth quarter (all amounts are before charges resulting from accounting changes or the establishment of a valuation allowance against deferred tax assets). Revenues were down 6.4 percent on a year-over-year basis in the fourth quarter.

In recently announcing net income of $120,000 for the first quarter of fiscal 2004, the Company's CEO referred to the many challenges the industry is facing. Although we recognize that current general economic conditions may present some challenges for management, we note that Aviall, Inc., one of the businesses identified as a primary competitor in the Company's most recent Annual Report on Form 10-K, has distinguished itself by announcing improved results in its latest earnings release. In its May 1, 2003 press release pertaining to the quarter ended March 31, 2003, Aviall announced that "net earnings for the first quarter of 2003 were $7.2 million versus net earnings of $4.5 million, or a 58% increase over the comparable 2002 period. . . . First quarter net sales were $251.5 million compared to last year's net sales of $167.6 million." After September 11, 2001, Aviall common stock fell to a low of $4.64 per share on November 6, 2001. Notwithstanding the industry impact of the events of September 11th, Aviall common stock closed at $9.85 per share on May 15, 2003, an increase of 112 percent from the November 2001 low.

Although Aviall's success may not be typical among the Company's peers, we believe Aviall's financial results demonstrate that an aviation-related company can succeed in the current economic environment.


Unexecuted Business Plan


The Company's 1997 IPO prospectus described a strategy of using the public's money to acquire businesses complementary to the Company's two primary operating subsidiaries at the time, National Airmotive Corporation ("NAC") and Aircrafts Parts International Combs, Inc. ("API"). Instead of executing this plan for expansion, the Company sold NAC in November 1999 for net cash of $44 million. In each year prior to the sale (fiscal years 1997, 1998 and 1999, and the first nine months of fiscal 2000), the Company recorded income from operations (net of non-recurring charges) of between $8.4 million and $4.9 million per year. In each year subsequent to the sale (fiscal years 2001, 2002, and 2003), the Company recorded losses from operations (net of recurring charges) of between $.5 million and $1.8 million.

The Company has not used the proceeds from the NAC sale to replace the NAC business or substantially expand into new segments, completing only a small transaction to purchase certain distribution centers from Superior Air Parts, Inc., in August 2001 ($2.2 million of the $4.6 million purchase price has subsequently been written off in accordance with FAS 142, dealing with goodwill and other intangible assets), and pursuing a failed effort to develop a business-to-business electronic marketplace, the AeroV, Inc., venture. The AeroV venture resulted in total pre-tax operating and disposal losses of $3.5 million and was written off by the Company in fiscal 2001.


In recent conference calls with investors, and in the letter to investors accompanying its most recent annual report, the Company has repeatedly stated a desire to expand its supply chain management (or logistics) operations, which management has described as having better margins than the API distribution business. It does not appear that there has been substantial progress in expanding logistics operations, at least at a level requiring the Company to report the results of those operations as a separate segment in its financial statements or to quantify the extent of those operations at quarterly conference calls.


In our opinion, the Company's dividend of $1 per share earlier this year only diminishes the Company's ability to expand its logistics operations or to acquire other complementary businesses. We think the current economic environment in the Company's industry may present opportunities for well-priced acquisitions. In the Company's August 20, 2002, quarterly conference call, management acknowledged that valuations in the Company's industry were down due to economic conditions. Unfortunately, the dividend has diminished the Company's ability to benefit from these market conditions by executing its stated acquisition strategy. Moreover, continuing long-term Shareholders incurred the tax liability associated with dividend income, unless they were eligible for an exemption under the tax laws from such liability.


Outside Shareholders Need Management's Help

Because we think the Company has failed to execute the business plan stated in its IPO prospectus over six years ago or to execute a profitable alternative business plan, we think outside Shareholders need management to develop a viable alternative for realizing shareholder value, such as seeking a merger partner, exploring a going-private transaction, or developing an executable business plan that generates consistent profits.


The business models the Company has implemented to date have resulted in cumulative losses, a depressed stock price, and diminished capital assets (either cash or Common Stock) that can be used to make accretive acquisitions. We believe that publicly traded companies in general will incur greater future expense in order to comply with increasingly stringent and costly corporate governance and disclosure requirements now (or soon to be) applicable to public companies since the passage of the Sarbanes-Oxley Act and related reforms. See Inside Track with Broc: John Jenkins on Impact of SOX on Small-Cap Companies, The Corporate Counsel.net, April 28, 2003. Even without the full effect of these new regulatory requirements, the Company has failed to make a profit over the period since NAC was sold in November 1999. We are concerned that the increased costs of regulatory compliance will only deepen the Company's losses.

In short, the costs of being a publicly-traded company are rising while, in our opinion, First Aviation's failure to execute its business plan has rewarded its long-term Shareholders with a depressed stock valuation and diminished capital assets with which to make accretive acquisitions in order to expand its business. Unless the Company is able to develop an executable business plan that generates consistent profits, we think a simple cost-benefit analysis warrants serious consideration of a going-private or merger transaction by the Company.


The Wynnefield Group's Attempts to Assist

The Wynnefield Group first approached the Company's management over three years ago about the possibility of nominating a representative of the Group to serve on the Company's Board. Since that time, we have been patient with management but skeptical that they would take the steps necessary to provide outside Shareholders with a viable path to value. As we suspected, management has acted in a way that we think demonstrates an indifference or resistance to the strategies that we believe could help the Company realize value for outside Shareholders. The dividend earlier this year made it more difficult to finance a value-releasing transaction for all Shareholders.

On April 22, 2003, Nelson Obus visited management in Westport, Connecticut, and once again offered assistance by seeking management's cooperation in nominating him to the Board. Management declined this offer. They also stated that deciding whether to pursue a going-private transaction was the purview of the Company's 51-percent Shareholder, First Equity Group, Inc. (which is 100 percent owned by the Company's Chairman of the Board and CEO, Aaron Hollander and Michael Culver, and received financial advisory retainer fees from the Company totaling $360,000 in fiscal 2003 and $1,060,000 over the last three years), rather than the responsibility of the Board. We strongly disagree with this characterization of the Board's duties and consider it the Board's obligation to consider the interests of all the Company's Shareholders in determining the future of the Company.

Bonuses Paid to Management


In light of losses suffered by long-term outside Shareholders and the Company's failure to execute its original business plan or a viable alternative, the Group expected that "at risk" compensation paid to top management for fiscal year 2003 would be modest. The Company's proxy statement for the Annual Meeting explains that approximately 50 percent of the total compensation of the Company's most senior executives is "at risk," based strictly upon the performance of the Company and the return to the Shareholders.


The Company's proxy statement, however, shows that for fiscal year 2003, the Company's CEO Michael Culver (also an owner of First Equity Group, Inc.) received a bonus of $175,000, representing an additional 70 percent of his base salary of $250,000.


In addition, the report of the Company's compensation committee does not explain whether that committee took into account the retainer ($360,000 in fiscal 2003 and $1,060,000 over the last three years) paid by the Company to First Equity Group, Inc., the Company's majority Shareholder. The Company's proxy statement explains that First Equity provides the Company with investment and financial advisory services relating to potential acquisitions and other financial transactions. In the Group's view, the substantial payment to First Equity makes the $175,000 bonus paid to Mr. Culver seem even more inappropriate than might otherwise be the case.


The Group does not believe that the negative return to long-term Shareholders justifies the substantial bonuses paid to management, and that new representation on the Board and on the Company's compensation committee is needed in order to align management's compensation with performance.

How Electing Our Nominee Will Help

If elected, Mr. Obus will be only one of five directors constituting the Company's Board. Accordingly, as a director Mr. Obus would not be able to carry out a strategy to realize value for outside Shareholders without the affirmative vote of at least two other directors. Although Mr. Obus could not single-handedly develop and implement a strategy to realize value for outside Shareholders, he could, if elected, make suggestions and closely monitor the Board's progress in exploring such strategies. A vote for Mr. Obus would send a message to the other members of the Board that outside Shareholders expect the Board to diligently consider all options for enhancing Shareholder value. One initiative Mr. Obus would strongly pursue would be to advocate the inclusion of at least one outside director on the Company's executive committee, which is now made up of Mr. Hollander and Mr. Culver, the Company's senior executives.

Although management has voting power over more than 50 percent of the Company's shares, your vote is important. The Group hopes that management will listen to outside Shareholders and feel compelled to elect Mr. Obus to the Board if they determine that he is receiving the support of a substantial majority of outside Shareholders.

                          ELECTION OF THE GROUP NOMINEE

The Board currently consists of five members with one vacancy due to the departure of John A. Marsalisi upon the conclusion of his term on the date of last year's annual meeting. Two seats on the Board are up for election at the Annual Meeting.

At the Annual Meeting, the Group will seek to elect Nelson Obus, who has consented to being named in this Proxy Statement and to serving as a director if elected, to fill one of the open director seats, in opposition to one of the Company's nominees. Mr. Obus will be elected if he receives more affirmative votes than at least one of management's nominees. If elected, Mr. Obus would be entitled to serve a three-year term ending in 2006.

You must return the Group's BLUE proxy card to vote for Mr. Obus.

NELSON OBUS

Nelson Obus, age 56, has co-managed Wynnefield Partners LP since its inception in November 1992, Wynnefield Partners LP I since its inception in July 1997, and Wynnefield Value Fund since its inception in January 1997. Mr. Obus has served as president of WCI and as co-managing member of WCM since 1992 . From February 1990 until September 1992 he was Research Director of Schafer Capital Management, Inc., and Schafer Cullen Management, Inc. Prior thereto, Mr. Obus worked at Lazard Freres & Co. for eight years as an analyst, account executive, and research director in its institutional sales department. He received a B.A. from New York University and an M.A. and A.B.D. from Brandeis University in Politics. Before working in the financial sector, Mr. Obus worked as an educator and land manager in the environmental field. He currently serves on the board of directors of Sylvan Food Holdings, Inc.

If Mr. Obus is unable to serve as a director, he, as the named proxy on the attached BLUE card, or his designee will vote for the election of another nominee as may be proposed by the Group.

                                    AUDITORS

The Group supports ratification of the appointment of Ernst & Young LLP as independent accountants for the Company for the fiscal year ending January 31, 2004.

                              STOCK INCENTIVE PLAN

The Group takes no position on the proposal to amend the Company's Stock Incentive Plan to increase the number of shares of Common Stock available for issuance pursuant to grants thereunder.

                CERTAIN INFORMATION REGARDING THE PARTICIPANTS


Each of the members of the Group is a party to a Joint Filing Agreement, dated as of June 4, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to file jointly on Schedule 13D with respect to their ownership of the Company's Common Stock.


Except for the 13D Joint Filing Agreement and as otherwise described herein, neither any Group member nor the Group Nominee is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Group member, the Group Nominee, or any associate of any Group member or the Group Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Neither any Group member, the Group Nominee, nor any associate of any Group member or the Group Nominee has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a Shareholder of the Company or, with respect to the Group Nominee, as a nominee for director.

Except as described herein, neither any Group member, the Group Nominee, nor any associate of any Group member or the Group Nominee: (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

Additional information concerning the Group and the Group Nominee, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

           SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Nelson Obus files Forms 4 jointly with Channel Partnership II, L.P. ("Channel"). Channel ceased to own any shares of the Common Stock as of January 9, 2003.
Channel failed to file three Forms 4 in a timely manner during the Company's fiscal year ended January 31, 2003. These late filings related to eight transactions in the Common Stock.

                                  OTHER MATTERS


The Company's proxy statement, initially mailed to Shareholders on or about May 15, 2003, and supplemented on or about May 22, 2003, contains information regarding: (1) securities ownership of certain beneficial owners and management;
(2) the committees of the Board; (3) the meetings of the Board and all committees thereof; (4) the background of the Company's nominees for the Board;
(5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance; (7) voting procedures, including the share vote required for approval or election, at the Annual Meeting; and (8) the submission of shareholder proposals at the Company's 2004 annual meeting of shareholders. The Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.


                             SOLICITATION; EXPENSES

Proxies may be solicited by the Group by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual Shareholders by Nelson Obus and certain of his administrative personnel. Mr. Nelson Obus will be principally responsible for soliciting proxies for the Group, and certain of his administrative personnel will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Group's solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group.

Although  no  precise  estimate  can be  made at the  present  time,  the  Group currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Group will be approximately $__________, of which approximately $__________ has been incurred to date. The Group intends to seek reimbursement from the Company for those expenses incurred by the

Group in connection with this Proxy Solicitation, if the Group Nominee is elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

                        VOTING AND REVOCATION OF PROXIES

For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed, dated, and returned to the Group in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Group Nominee, you must submit the enclosed BLUE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. If you later vote on the Company's proxy card (even if it is to withhold authority to vote for the Company's nominees), you will revoke your previous vote for the Group Nominee. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

Execution of a BLUE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by: (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Group or to the Company; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Although a revocation will be effective only if delivered to the Company, the Group requests that either the original or a copy of all revocations be mailed to The Wynnefield Group at the address set forth on the back page of this Proxy Statement, so that the Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Group Nominee as a director have been received. The Group may contact Shareholders who have revoked their proxies.

Shares of Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified. You may vote for the Group Nominee or withhold authority to vote for the Group Nominee by marking the proper box on the BLUE proxy card. Shares represented by a BLUE proxy card where no specification has been made will be voted FOR the Group Nominee, FOR Ernst & Young LLP, as auditors, and ABSTAIN as to the proposal to amend the Company's Stock Incentive Plan.

Except as set forth in this Proxy Statement, the Group is not aware of any other matter to be considered at the Annual Meeting. The person named as proxy on the enclosed BLUE proxy card will, however, have discretionary voting authority as such proxy regarding any other business that may properly come before the Annual Meeting. The proxy may exercise discretionary authority only as to matters unknown to the Group a reasonable time before this Proxy Solicitation.

If your shares are held in the name of a brokerage firm, bank, or nominee, only such brokerage firm, bank, or nominee can vote such shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also promptly sign, date, and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, or nominee on the Annual Meeting Record Date, you will need to give appropriate instructions to such institution if you want to revoke your proxy. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell such shares after such date.

The Group believes that it is in your best interest to elect the Group Nominee as a director at the Annual Meeting. THE GROUP STRONGLY RECOMMENDS A VOTE FOR THE GROUP NOMINEE AS WELL AS A VOTE FOR THE PROPOSED AUDITORS. THE GROUP TAKES NO POSITION ON THE AMENDMENT TO THE COMPANY'S STOCK INCENTIVE PLAN.

                              THE WYNNEFIELD GROUP

                               I M P O R T A N T !

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

If you have any questions, or need further assistance, please call Nelson Obus at (212) 760-0134.

                                   APPENDIX A

                      THE WYNNEFIELD GROUP AND ITS NOMINEE

The participants who comprise the Group own in the aggregate 2,160,944 shares of Common Stock, representing approximately 29.8 percent of the shares outstanding, and are as follows:


Wynnefield Capital Management, LLC ("WCM"), is a New York limited liability company engaged in the business of investing in securities. Its principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. Nelson Obus and Joshua H. Landes are co-managing members of WCM and share discretion over disposition and voting of its investments in securities.

Wynnefield Capital, Inc. ("WCI"), is a Delaware corporation engaged in the business of investing in securities. Its principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. Mr. Obus and Mr. Landes, as principal executive officers of WCI, share discretion over disposition and voting of its investments in securities.

Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners LP"), is a Delaware limited partnership engaged in the business of investing in securities. Its principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. WCM is general partner of Wynnefield Partners LP, and Mr. Obus and Mr. Landes share discretion over disposition and voting of Wynnefield Partners LP's investments in securities as co-managing members of WCM.

Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield Partners LP I"), is a Delaware limited partnership engaged in the business of investing in securities. Its principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. WCM is general partner of Wynnefield Partners LP I, and Mr. Obus and Mr. Landes share discretion over disposition and voting of Wynnefield Partners LP I's investments in securities as co-managing members of WCM.

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Value Fund"), is a private investment company organized under the laws of the Cayman Islands. Its principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. WCI is the sole investment manager of Wynnefield Value Fund, and Mr. Obus and Mr. Landes share discretion over disposition and voting of Wynnefield Value Fund's investments in securities as principal executive officers of WCI.


Nelson Obus is an investment manager and is president of WCI and co-managing member of WCM. Mr. Obus also serves on the board of directors of Sylvan Food Holdings, Inc. His business address is 450 Seventh Avenue, Suite 509, New York, New York 10123.


Joshua H. Landes is an investment manager and is vice president of WCI and co-managing member of WCM. His business address is 450 Seventh Avenue, Suite 509, New York, New York 10123.

The following table sets forth information regarding holdings of Common Stock by members of the Group (who together constitute a "group" as the term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and thereby may be deemed to each share voting and dispositive power with respect to Common Stock owned directly by any member of the Group):

                                                Shares Held       Percent of
Participant and Address                         Beneficially         Class
-----------------------                        --------------     ----------

Wynnefield Partners Small Cap Value, L.P.(1)     2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

Wynnefield Partners Small Cap Value, L.P. I(2)   2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

Wynnefield Small Cap Value                       2,160,944            29.8%
 Offshore Fund, Ltd.(3)
450 Seventh Avenue, Suite 509
New York, New York 10123

Nelson Obus (4)                                  2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

Joshua H. Landes(5)                              2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

Wynnefield Capital Management, LLC(6)            2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

Wynnefield Capital, Inc.(7)                      2,160,944            29.8%
450 Seventh Avenue, Suite 509
New York, New York 10123

-----------------------

(1) Wynnefield Partners Small Cap Value, L.P., owns 744,258 shares of Common Stock directly.

(2) Wynnefield Partners Small Cap Value, L.P. I, owns 910,834 shares of Common Stock directly.

(3) Wynnefield Small Cap Value Offshore Fund, Ltd., owns 405,852 shares of Common Stock directly.

(4)   Nelson Obus owns 100,000 shares of Common Stock directly.

(5) Wynnefield Capital Management, LLC, does not directly own any shares of Common Stock.

(6)   Wynnefield Capital, Inc., does not directly own any shares of Common
      Stock.

(7)   Joshua H. Landes does not directly own any shares of Common Stock.


No member of the Group owns any shares of the Common Stock of record but not beneficially.

                                   APPENDIX B

             TRANSACTIONS OF WYNNEFIELD GROUP IN THE COMMON STOCK

The following transactions are the only transactions during the past two years with regard to any Group member:

Wynnefield Partners Small Cap Value, L.P.

Date                  Buy/Sell     Number of Shares  Price Per Share   Total
----                  --------     ----------------  ---------------   -----
06/05/2001              Buy             700            $4.18         $  2,926.00
06/05/2001              Buy           1,000            $4.62         $  4,620.00
08/29/2001              Buy             525            $4.35         $  2,283.75
12/17/2001              Buy             200            $4.52         $    904.00
12/27/2001              Buy             100            $4.22         $    422.00
12/28/2001              Buy           2,000            $4.35         $  8,700.00
07/23/2002              Buy           2,000            $4.45         $  8,900.00
10/09/2002              Buy             700            $3.75         $  2,625.00
01/14/2003              Sell          7,500            $5.25         $ 39,375.00

Wynnefield Partners Small Cap Value, L.P. I

Date                  Buy/Sell     Number of Shares  Price Per Share    Total
----                  --------     ----------------  ---------------    -----
06/05/2001              Buy             800            $4.18         $  3,344.00
06/05/2001              Buy           1,200            $4.62         $  5,544.00
08/29/2001              Buy             675            $4.35         $  2,936.25
05/13/2002              Buy           1,000            $4.77         $  4,770.00
07/16/2002              Buy             100            $4.65         $    465.00
07/26/2002              Buy           1,200            $4.60         $  5,520.00
07/31/2002              Buy             500            $4.80         $  2,400.00
10/09/2002              Buy             900            $3.75         $  3,375.00
01/14/2003              Sell          7,500            $5.25          $39,375.00

Wynnefield Small Cap Value Offshore Fund, Ltd.

Date                  Buy/Sell     Number of Shares  Price Per Share    Total
----                  --------     ----------------  ---------------    -----
06/05/2001              Buy             500            $4.62         $  2,310.00
08/29/2001              Buy             300            $4.35         $  1,305.00
06/19/2002              Buy             100            $5.02         $    502.00
08/22/2002              Buy             200            $4.32         $    864.00
08/23/2002              Buy             452            $4.35         $  1,966.20
08/27/2002              Buy           2,500            $4.22         $ 10,550.00
10/09/2002              Buy             400            $3.75         $  1,500.00

Channel Partnership II, L.P.1

Date                  Buy/Sell     Number of Shares  Price Per Share    Total
----                  --------     ----------------  ---------------    -----
06/28/2002              Buy             200            $4.75         $    950.00
07/19/2002              Buy             500            $4.65         $  2,325.00
01/08/2003              Sell          5,000            $5.37         $ 26,850.00
01/09/2003              Sell         13,700            $5.29         $ 72,473.00
01/09/2003              Sell          4,000            $5.35         $ 21,400.00
01/09/2003              Sell          1,000            $5.40         $  5,400.00

Such shares of Common Stock were paid for from the working capital of each entity in the Group. Each entity in the Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls, and stock warrants.


                                      B-2

--------
1 Nelson Obus had sole discretion over disposition and voting of Channel Partnership II, L.P.'s ("Channel's"), investments in securities. Channel is not identified as a participant in the Group because it ceased to own any shares of the Common Stock as of January 9, 2003.

                                    P R O X Y

        THIS PROXY IS SOLICITED BY THE WYNNEFIELD GROUP IN OPPOSITION TO
             THE BOARD OF DIRECTORS OF FIRST AVIATION SERVICES, INC.

                          FIRST AVIATION SERVICES, INC.

                       2003 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Nelson Obus, as proxy with full power of substitution, to vote in the name of and as proxy for the undersigned at the 2003 Annual Meeting of First Aviation Services, Inc. (the "Company"), and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:

1. ELECTION OF DIRECTORS - To elect NELSON OBUS as a director of the Company:

      ___ FOR     ___ WITHHOLD

To withhold authority to vote for the election of Nelson Obus, place an X next to Withhold.

2. APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING JANUARY 31, 2004:

      FOR ___     AGAINST ___ ABSTAIN ___

3. AMENDMENT TO THE FIRST AVIATION SERVICES, INC., STOCK INCENTIVE PLAN:

      FOR ___     AGAINST ___ ABSTAIN ___

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Shareholders signing and returning this proxy will not be able to vote for either of the Company's nominees for director and, therefore, will be precluded from voting for any nominee to one of the two positions up for election on the Company's Board. Unless otherwise specified, this proxy will be voted "FOR" the election of Nelson Obus as Director, "FOR" the appointment of Ernst & Young LLP as the independent accountants, and "ABSTAIN" as to the amendment to the First Aviation Services, Inc., Stock Incentive Plan. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith. The proxy may exercise discretionary authority only as to matters unknown to the Group a reasonable time before their proxy solicitation.

Please sign exactly as your name appears hereon or on your proxy card previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person.

                              Dated: _______________________________, 2003


                              -----------------------------------------
                                          (Signature)

                              -----------------------------------------
                                    (Signature, if jointly held)

                              Title: ____________________________________


PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.